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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________________________
                                             :         CERTIFICATE
CONSOLIDATED NATURAL GAS COMPANY, et al.     :              of
Pittsburgh, Pennsylvania                     :         NOTIFICATION
                                             :            NO. 3
                                             :
                                             :         TRANSACTIONS
                                             :         DURING PERIOD
File No. 70-8447                             :         _____________
                                             :
(Public Utility Holding Company Act of 1935) :        July 1, 1995
                                             :            through
                                             :      December 31, 1995
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated October 21, 1994, HCAR No. 26148, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated
Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in CNG Market Center Services, Inc. ("CNGMC"). (As of January
16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such financing would be provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.
	CNGMC -- a special purpose, wholly-owned subsidiary of CNG Power -- owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary). The other 50% general partnership interest is owned by Sabine Hub Services Company, a wholly-owned subsidiary of Texaco, Inc.


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	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order. The reporting required by the Order for the semi-annual period ending December 31, 1994 is as follows:

	(i)	The balance sheet and income statement, as of the end of the reporting period and for such period, for CNGMC, are filed as Exhibits A and B.

	(ii)	Description of CNGMC Activities for the Period.

			The CNG/Sabine Center began operations on November 1, 1994.  The number of customers and volumes continue to increase.  The Center averaged 110,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is 167,000 dekatherms.
			For this reporting period's the Center's transactions consisted of
69% transmission or wheeling, 10% loaning; 17% parking, and 4%
intra-hub or title transfer services.
			As of the current date, the Center has 93 customers under contract representing about 20 Bcf of service since the start of operations.
While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.


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	The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to the Order have been consummated.

	CONSOLIDATED NATURAL GAS COMPANY, et al.



	J. M. Hostetler
	Attorney


Dated this 9th day
of February, 1996